SEC No. 70-6903




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549











                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS











                      JERSEY CENTRAL POWER & LIGHT COMPANY

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                                  :
                                                  :
         In The Matter of                         :
                                                  :        Certificate
Jersey Central Power & Light Company              :        Pursuant to
                                                  :        Rule 24 of
         File No. 70-6903                         :        Partial Com-
                                                  :        pletion of
(Public Utility Holding Company Act of 1935)      :        Transactions
                                                  :
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To The Members of the Securities and Exchange Commission:

     The undersigned, Jersey Central Power & Light Company ("JCP&L"), does hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application (as amended) filed in SEC File No. 70-6903, have been carried out in accordance with the terms and conditions of, and for the purposes requested in said Application and pursuant to the Commission's Order, dated November 16, 1983, and Supplemental Orders, dated November 19, 1984, July 30, 1985, June 27, 1986, January 17, 1990, October 24, 1994 and November 19,
1999 with respect to said Application, as follows:

     At December 31, 2001, JCP&L acquired obligations of its customers in accordance with its approved Home Energy Loan Program, Solar Water Heating Conversion Program and Electric Heat Conversion Program in the total aggregate amounts as follows:

Obligations acquired as at September 30, 2001        $ 8,419,180.44
as previously reported

Obligations acquired during the period
October 1, 2001 through December 31, 2001                     -0-
                                                     --------------

Total as at December 31, 2001                        $ 8,419,180.44

     PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                  JERSEY CENTRAL POWER & LIGHT COMPANY


                             By /s/ Richard H. Marsh
                              -------------------------------------------------
                                Richard H. Marsh
                              Senior Vice President and Chief Financial Officer





Dated: January 10, 2002